Animas Resources Announces a Second Drill Will Be Added at Santa Gertrudis

Press Release

Source: Animas Resources Ltd.

On 5:41 pm EST, Monday November 2, 2009

VANCOUVER, BRITISH COLUMBIA--(Marketwire - Nov. 2, 2009) - Animas Resources Ltd. ("Animas" or the "Company") (TSX VENTURE:ANI - News) is pleased to announce that in mid November it will be adding a second drill at Santa Gertrudis, that will initially focus on testing several of the conceptual targets including Escondida, Edenina and El Tigre. Drilling continues on the Toro - Gregorio 3+ square kilometer area of moderate/strong surface alteration. Several holes have been completed and the cut core is being shipped to the laboratory for analysis.

Gregory E. McKelvey, President & CEO of Animas commented, "It is exciting to see this program advancing well on the Toro - Gregorio target and be able to concurrently test several of the conceptual targets. It is likely the program will continue with two rigs until completed."

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery in Latin America, has re-consolidated the Santa Teresa District's Santa Gertrudis gold deposits and prospects within a 562 square kilometer land holding. Our mission is to grow Animas Resources through discovery and acquisition of high quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content. The technical disclosure in this press release has been reviewed by Dr. Roger Steininger, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com

Gregory E. McKelvey, President & Director

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling programs, the availability of future financing for exploration and other plans, projections, estimates and expectations. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Gregory E. McKelvey

Animas Resources Ltd.

President & Director

604-687-6197

604-688-3392 (FAX)

www.animasresources.com